Fan Owned Club

Professionalizing mid-level European soccer,
beginning with FC Pinzgau (Austria)

Main Street   Entertainment   Recreation   Leisure   Travel

🐦 f ✉ FANOWNEDCLUB.COM



 *Fans are the lifeblood of any entertainment business. The FOC endeavor provides unprecedented access to and transparency for Club decision making and operational experiences for fans/shareholders/owners - with FOC, those descriptors are interchangeable.*

Mark Ciociola Founder / Chief Executive Officer @ Fan Owned Club

 **FOC**   ABOUT   UPDATES   GRAPEVINE   ASK A QUESTION

Why you may want to support us...

1 Democratization of Fan Ownership in Professional Sports, specifically European Soccer

2 Unprecedented Access to, Participation in and Influence of Key Club Operational and Strategic Decisions

3 Wouldn't it be cool to say "yeah, I own part of a European Soccer Club"? Totally. You can be that cool.

4 Wouldn't it be cooler to participate in a first-of-its-kind ownership opportunity & take part in our promotion goals? Then, be that cool.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Mark Ciociola**
Founder / Chief Executive Officer
Mark is a successful entrepreneur who for the last eight years has been the owner and operator of multiple franchises of Discovery Map International, a multimedia marketing and advertising company focused on the tourism industry.


 **Steve Paris**
Founder / Chief Operating Officer
Steve has 25 years of experience in both big corporate and startup settings. Before joining Fan Owned Club, he served as a Senior Vice President for Aimia, a global loyalty solutions company

 **Trey Fitz-Gerald**
Founder / Chief Marketing Officer
Trey has 27 years of media and marketing experience in professional sports, primarily soccer. He is a veteran of five professional organizational launches including Real Salt Lake, where he oversaw the club's branding, marketing & advertising.


 **Christian Ziege**
Manager - FC Pinzgau Saalfelden
Christian Ziege signed a multi-year deal in Spring 2019. A former player with Bayern Munich, AC Milan, Liverpool and Tottenham, Ziege was a Euro 96 winner, a World Cup runner-up in 2002 and has 72 caps playing with the German national team.

 **Peter Hans**
Chief Financial Officer
Peter is currently President of Discovery Map International. He is an experienced Chief Executive Officer with a demonstrated history of successful

experienced Chief Executive Officer with a demonstrated history of success in the marketing, advertising and banking industries. Peter has lived in London & Zurich.



Craig Waibel
Senior Advisor
A well respected senior MLS front office executive, coach and player. Craig played 11 seasons in his MLS career, and has coached at both the collegiate and professional level before serving as Technical Director and General Manager at Real Salt Lake.



David Herman
Vice President of Business and Partner Development
David is a hands-on marketer and lifelong soccer evangelist. The "Tint & Soccer Guy" works alongside global brands to help them leverage "The Beautiful Game" within their marketing strategies over the course of his 20-year advertising career.



Jake Simons
Director of Product and Shareholder Experience
Jake is a lifelong football fan who has spent the last decade organizing support for Real Salt Lake in Major League Soccer. Professionally, he has experience building e-commerce, mobile banking, marketplace and enterprise digital platforms.



In the news



FC Pinzgau Saalfelden: The Austrian third-division club...
Craig Waibel knew his suggestion might not be immediately embraced. Then the general manager of Real Salt Lake, Waibel peered over his desk this past summer at Andrew Brody, a discouraged young defender
March 26, 2020 by theathletic.com

Plant The Flag. Grow The Game. Shoot For The Crown.

Fan Owned Club (FOC) takes the community membership model common in Europe and brings it to the United States.

We aim to develop Austria's FC Pinzgau (FCPS) into a truly global Club, giving international players, coaches and executives an entry point and a home in European football (soccer), driving FCPS to become a recognizable name across North America, Europe and beyond.

Ideally, the FCPS project — a blank slate, albeit not from thin air — provides "proof of concept" for future FOC initiatives in both soccer, sporting, gaming and other platforms.



FC PINZGAU SAALFELDEN

Locally known as "Pinzgau," the Club was born in 2007. Rising from the lower divisions, FC Pinzgau Saalfelden currently competes as one of 62 teams in Austria's third division. A player loan deal with MLS Club, Real Salt Lake in Summer 2019 helped deliver the strongest start in Club history. Prior to the Covid-19 suspension of our season, FCPS was the favorite amongst the six teams from "Regionalliga Salzburg" competing for promotion this Spring.





THE MANAGER

Legendary German footballer Christian Ziege signed a multi-year deal after joining as interim coach in Spring 2019. A former player with Bayern Munich, AC Milan, Liverpool and Tottenham, Ziege was a Euro 96 winner, a World Cup runner-up in 2002 and has 72 caps playing with the German national team. Christian's early involvement has helped put Pinzgau as a destination for young players to develop their game.

> *"Our single biggest recruiting tool, by far, is the sterling reputation of Christian Ziege. He is that DNA, that connective tissue."* - *Trey Fitz Gerold*

THE PLAN

The choice of Austria was a calculated one by FOC Founders. The Austrian Federation offers both reasonable entry costs and with five UEFA berths each year, the potential to reach European competition quickly was another factor. Our leadership team includes former MLS executives and front office professionals with a track record of both business and on-field success.



During the Summer of 2019, the three-man, United States-led entity operating as "Fan Owned Club" joined the FCPS founders to initiate an enhanced vision and embark on an ambitious plan to introduce a new era for football (soccer) in the Pinzgau / Salzburg / Bavarian region of the Austrian Alps.

Fan Owned Club secured the LLC (GmbH) that operates FC Pinzgau Saalfelden and makes all Club related decisions. Similar to club ownership in Germany, the Austrian Federation requires a non-profit entity (Verein) to hold the actual license to compete. The Verein is controlled by six members, all of whom hold significant ownership within Fan Owned Club.

BENEFITS OF FAN OWNERSHIP

1. Exclusive Club Related Content

2. Limited Edition Kit, Scarf, Pin, and Discount in Team Store

3. Cultivate Policy and Involvement in Club Decisions

4. Interaction with Club Manager, Sporting Director and Players

5. Attend Annual FCPS Club Meeting in Austria

Early investors will receive an Authentic Hummel Pinzgau hoodie! (limited to the first 400)


PINZGAU

Investor Q&A

COLLAPSE AL

What does your company do?

Fan Owned Club brings fan ownership to the United States, starting with our first club, FC Pinzgau Saalfelden. In exchange for their support of the team, Fan Owned Club will offer a unique experience to soccer fans, in addition to pride and bragging rights.

Where will your company be in 5 years?

FOC provides international players, coaches and executives an entry point to European soccer, driving our clubs towards recognition across the U.S., North America, Europe and beyond. The FOC U.S. office will sell merchandise, handle North American-based partnerships, serve as the base for scouting North American talent and provide outreach to our global investors. FOC also will develop two-way partnerships amongst U.S. / European companies who endeavor to target International audiences.

Why did you choose this idea?

Fans are the lifeblood of any entertainment business. The FOC endeavor provides unprecedented access to and transparency for Club decision making and operational experiences for fans/shareholders/owners - with FOC, these descriptors are interchangeable.

Once I buy my shares, what happens?

It is a one time buy-in for the fan, with no ongoing dues, owning a part of the club forever - or as long as one desires. We intend to create a marketplace where shares can be resold, once you have held your shares for at least 12 months.

How volatile will my share price be?

We anticipate your share value to be related to the success of the club on the pitch. If the club gets promoted, we anticipate (but cannot guarantee) the value to increase. Making this a truly unique experience for every sports fan, giving you a vested rooting interest in each match.

When can I sell my shares for a profit?

Once the campaign is closed, our intent is to establish an online resale marketplace where Fan Owners can sell their shares after holding them for at least 12 months.

How much of the team does Fan Owned Club, Inc. own?

In December 2019, Fan Own Club, Inc. entered into an agreement to purchase 49.9% of the Gmbh for $434,750. Gmbh is the Austrian Limited Liability Company that operates the team. Part of the proceeds of this offering will be used to pay for that agreement.